November 12, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

Response Letter Dated February 28, 2008

Response Letter Dated April 15, 2008

Response Letter Dated May 5, 2008

Form 20-F for Fiscal Year Ended January 31, 2008

Filed May 21, 2008

Response Letter Dated June 19, 2008

Response Letter Dated August 13, 2008

File No. 000-31100

Dear Ms. Davis:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated September 8, 2008. Our audit firm, Hay and Watson, has submitted the attached draft audit report to be incorporated into the Corporation’s response dated October 31, 2008.

This draft report assumes that all audit reports commencing with the January 31, 2005 fiscal year end will be withdrawn and reissued to include the reclassifications and other changes made to each of the revised audited financial statements.

Yours truly,

RIMFIRE MINERALS CORPORATION

“Dorothy G. Miller”

Dorothy G. Miller, C.G.A.

Chief Financial Officer

Suite 1350 P.O. Box 11620, 650 West Georgia St., Vancouver, BC, Canada V6B 4N9

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.ca | www.rimfire.ca